Exhibit 99.3

Form of Execution Versions

VOTING SUPPORT AND LOCK-UP AGREEMENT

THIS VOTING SUPPORT AND LOCK-UP AGREEMENT (the “Agreement”) is dated as of February 12, 2023, by and between B2Gold Corp., a company existing pursuant to the laws of the Province of British Columbia, (the “Purchaser”) and the shareholder listed on Schedule A attached hereto (individually, a “Shareholder” and collectively, the “Shareholders”).

WHEREAS the Purchaser is, concurrently herewith, entering into an arrangement agreement, as the same may be amended from time to time (the “Arrangement Agreement”), with Sabina Gold & Silver Corp. (the “Company”) pursuant to which, among other things, the Purchaser is proposing to acquire all of the issued and outstanding shares of the Company (the “Company Shares”) in the manner provided for by the plan of arrangement (the “Plan of Arrangement”);

WHEREAS the Shareholder is a director or officer of the Company and the beneficial owner of certain Company Shares (together with any additional Company Shares acquired after the date hereof, the “Subject Shares”), as well as certain Company Incentive Securities, as described more particularly on Schedule A hereto; and

WHEREAS, as a condition to its willingness to enter into the Arrangement Agreement and in order to induce the Purchaser to enter into the Plan of Arrangement, the Shareholder is willing to execute and deliver this Agreement and make certain representations, warranties, covenants and agreements with respect to the Subject Shares beneficially owned by the Shareholder and set forth on Schedule A.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1               All capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Arrangement Agreement. All references herein to the Arrangement Agreement or any portion thereof refer to the Arrangement Agreement as amended, modified, restated or waived. The word “it” in reference to the Shareholder is used as a generic identifier and shall be deemed to mean “he” or “she” or words of similar import, as applicable.

ARTICLE 2
COVENANTS OF THE SHAREHOLDER

2.1               The Shareholder hereby covenants and irrevocably agrees that the Shareholder shall, from the date hereof until the earlier of (i) the Effective Time, and (ii) the termination of this Agreement pursuant to ARTICLE 6 (such earlier time, the “Expiration Time”):

(a)	not directly or indirectly option for sale, offer, sell, assign, transfer, exchange, assign, dispose of, pledge, tender, encumber, grant a security interest in, hypothecate or otherwise convey (any such action is referred to herein as a “Transfer”) any of the Subject Shares, or any right or interest therein (legal or equitable), to any Person or agree to do any of the foregoing, other than to one or more of a parent, spouse, child or grandchild of, or a corporation, partnership, limited liability company or other entity controlled solely by, the Shareholder or a trust or account (including a registered retirement savings plan, registered education savings plan, registered retirement income fund or similar account) existing for the benefit of any such person or entity; provided, that a Transfer referred to in this sentence shall only be permitted if, as a precondition to such Transfer, the transferee agrees in writing, in form and substance reasonably acceptable to the Purchaser, to be bound by all of the terms of this Agreement with respect to the Subject Shares;

(b)	except to the extent contemplated by this Agreement, not directly or indirectly grant any proxy, power of attorney or other right to vote the Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement or commitment with respect to the right to vote, call meetings of the Company Shareholders or give consents or approval of any kind with respect to any of the Subject Shares or agree to do any of the foregoing;

(c)	not directly or indirectly vote or cause to be voted any of the Subject Shares in respect of any proposed action by the Company in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by the Arrangement Agreement, including, but not limited to, the vote by the Company Shareholders in favour of the Company Resolution;

(d)	not directly or indirectly take any action which might be reasonably expected to impede, prevent or materially delay the approval of the Company Resolution by the Company Shareholders;

(e)	take all commercially reasonable steps as may be requested to ensure that the Arrangement and the other transactions contemplated in the Arrangement Agreement are successfully completed;

(f)	not make any statements which may reasonably be construed as being opposed to the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof and to not bring, or threaten to bring, any suit or proceeding for the purpose of, or which has the effect of, directly or indirectly, stopping, preventing, impeding, delaying or varying the Plan of Arrangement or the other transactions contemplated by the Arrangement Agreement or any aspect thereof, including not exercising any securityholder rights or remedies available at Law;

(g)	not directly or indirectly take any action that would make any representation or warranty contained herein untrue or incorrect or that would have the effect of impairing the ability of the Shareholder to perform his, her or its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated hereby;

(h)	not exercise any Dissent Rights;

(i)	subject to Section 2.3 hereto, if the Arrangement Agreement is amended such that the transactions (or any of them) contemplated by the Arrangement Agreement are to be accomplished by means of an alternative transaction structure other than as currently contemplated in the Arrangement Agreement whereby the Purchaser would offer to acquire all of the Company Shares, the consequences of which to the Company Shareholders are substantially similar to or better than contemplated by the Arrangement Agreement (any such transaction is referred to as an “Alternative Transaction”), the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as this Agreement provides with respect to the Arrangement, including without limitation, in the case of a take-over bid, by causing all of the Subject Shares to be validly tendered in acceptance of such take-over bid together with the letter of transmittal and, if applicable, notice of guaranteed delivery, and any other documents required in accordance with such take-over bid, and will not withdraw the Subject Shares from such take-over bid except with the consent of the Company; and

(j)	not do, or do not cause to be done, indirectly that which the Shareholder may not do directly by the terms of this Section 2.1.

2.2               For greater certainty, any Company Shares or other securities of the Company that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership after the date of this Agreement and prior to Expiration Time, including by reason of any stock split, stock dividend, reclassification, recapitalization or other similar transaction or pursuant to the exercise of Company Incentive Securities or warrants to purchase such shares or the conversion of any debt for such shares shall be subject to the terms and conditions of this Agreement to the same extent as if they comprised a portion of the Subject Shares and shall be deemed to be included in the Subject Shares for the purposes hereof.

2.3               The Purchaser hereby agrees and acknowledges that the Shareholder is bound hereunder solely in his or her capacity as a Company Shareholder and, notwithstanding any other provision of this Agreement, that nothing in this Agreement will: (i) restrict, limit or prevent the Shareholder from acting in accordance with the exercise of his or her fiduciary duties or duty to act in the best interests of the Company as a director or officer of the Company and/or any Company Subsidiaries (if the Shareholder holds such office); or (ii) require the Shareholder, in his or her capacity as a director or officer of the Company and/or any Company Subsidiaries (if the Shareholder holds such office), to take any action in contravention of, or omit to take any action pursuant to, or otherwise take or refrain from taking any actions which are inconsistent with, instructions or directions of the Company Board in exercise of their fiduciary duties. For greater certainty, however, the Shareholder understands and agrees that such holder shall, in his or her capacity as a holder of Subject Shares, remain obligated to vote or cause to be voted all his, her or its Subject Shares in the manner provided for by this Agreement regardless of the position that the Company Board takes, or its recommendation with respect to, the Arrangement Resolution.

ARTICLE 3
AGREEMENT TO VOTE IN FAVOUR OF THE company RESOLUTION

3.1               The Shareholder hereby covenants and irrevocably agrees that it shall, from the date hereof until the Expiration Time, except as permitted by this Agreement:

(a)	to vote the Subject Shares (i) in favour of the Company Resolution and any other matter necessary for the consummation of the Arrangement and the other transactions contemplated by the Arrangement Agreement, (ii) against any Adverse Proposal (as defined below) and (iii) against any action, proposal, transaction, agreement, or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the Plan of Arrangement or any of the transactions contemplated by the Plan of Arrangement;

(b)	if the Shareholder is the registered owner of any of the Subject Shares, no later than five Business Days prior to the date of the Company Meeting, the Shareholder shall deliver or cause to be delivered to the Company, a copy of the duly executed proxy or proxies in respect of the Subject Shares directing the holder of such proxy or proxies to vote in favour of the Company Resolution and/or any matter that could be expected to facilitate the Arrangement;

(c)	if the Shareholder is the beneficial owner of any of the Subject Shares, no later than five Business Days prior to the date of the Company Meeting, the Shareholder shall deliver or cause to be delivered to the Company a copy of the duly executed voting instruction form(s) to the intermediary through which the Shareholder holds its beneficial interest in the Subject Shares instructing that the Subject Shares be voted at the Company Meeting in favour of the Company Resolution and/or any matter that could be expected to facilitate the Arrangement;

(d)	to name those individuals in such proxy or proxies, or voting instruction form(s), as are designated by the Company in the proxy accompanying the Company Circular;

(e)	not to tender for any bid or tender offer for the Company Shares or take any action (including the voting (or granting of a proxy to vote) of the Subject Shares) that may lead to or otherwise result in an Adverse Proposal.

3.2               3.3 For purposes of this Agreement, “Adverse Proposal” means (a) any Acquisition Proposal, (b) any change in a majority of the board of directors of the Company (other than as contemplated in the Arrangement Agreement), (c) any amendment to the Company’s constating documents (other than as contemplated in the Arrangement Agreement), (d) any material change in the capitalization of the Company or the Company’s corporate structure or in any material terms of any security of the Company, or otherwise obligating the Company to grant any security (other than as contemplated in the Arrangement Agreement), or (e) any other matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or this Agreement; but, for greater certainty, a Superior Proposal shall not be an Adverse Proposal.

ARTICLE 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

4.1               The Shareholder represents, warrants and, where applicable, covenants to the Purchaser as follows, and acknowledges that the Purchaser is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder (A) owns beneficially all of the Subject Shares set forth on Schedule A, and (B) will own beneficially any additional Subject Shares acquired after the date of this Agreement, in each instance, free and clear of all Encumbrances (as hereinafter defined), and (ii) except as set forth on Schedule A hereto or as otherwise provided hereunder, there (Y) are no options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, transfer or voting of any of the Subject Shares set forth on Schedule A, and there are no voting trusts or voting agreements with respect to such Subject Shares, and (Z) there will not be any options, warrants or other rights, agreements, arrangements or commitments of any character to which the Shareholder is a party relating to the pledge, disposition, Transfer or voting of any of additional Subject Shares acquired after the date of this Agreement, and there will not be any voting trusts or voting agreements with respect to such additional Subject Shares;

(b)	the Shareholder has the full corporate power (if the Shareholder is a corporation) and authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully the Shareholder’s obligations hereunder and has received all requisite approvals to execute and deliver this Agreement and to perform its obligations hereunder and to complete the transactions contemplated in the Arrangement Agreement;

(c)	this Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation, enforceable by the Purchaser against the Shareholder in accordance with its terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(d)	none of the execution and delivery by the Shareholder of this Agreement or the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder’s obligations hereunder will result in a breach of or constitute a default under any provision of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder’s property or assets is bound, (ii) any judgment, decree, order or award of any Governmental Entity against the Shareholder, or (iii) any law, statute, ordinance, regulation or rule applicable to the Shareholder, except in each case as would not reasonably be expected, either individually or in the aggregate, to impair the ability of the Shareholder to perform its obligations hereunder;

(e)	the Subject Shares are and will be at all times up until the Effective Time free and clear of any security interests, liens, claims, pledges, options, rights of first refusal, co-sale rights, agreements, limitations on the Shareholder’s voting rights, charges and other encumbrances of any nature (other than any encumbrances created by this Agreement or arising under applicable Securities Laws) (“Encumbrances”) that could adversely affect the Plan of Arrangement, the Arrangement Agreement, or the exercise or fulfillment of the rights and obligations of the Purchaser, the Company or the Shareholder under this Agreement or the Arrangement Agreement;

(f)	there are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Shareholder, threatened against the Shareholder or its Affiliates that would reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder;

(g)	no consent of the Shareholder’s spouse that has not been obtained is necessary under any “community property” or other Laws in order for the Shareholder to enter into and perform its obligations under this Agreement; and

(h)	no broker, investment banker, financial advisor or other Person (including the Shareholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by the Purchaser, the Company or any of their respective Affiliates in connection with the Arrangement Agreement and the transactions contemplated thereby based upon arrangements made by or on behalf of the Shareholder.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

5.1               The Purchaser represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	the Purchaser has been duly formed and is validly existing under the laws of the Province of British Columbia and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)	the execution and delivery of this Agreement and the completion by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize the execution and delivery by it of this Agreement or the completion by the Purchaser of the transactions contemplated hereby;

(c)	this Agreement has been duly executed and delivered by the Purchaser and constitutes the legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms; and

(d)	the Purchaser is not a party to or bound or affected by or subject to any charter, by-law, contract, agreement, provision, statute, regulation, judgment, order, decree or law which would be violated, contravened or breached by, or under which any default would occur as a result of, the execution and delivery of this Agreement or the performance of its obligations hereunder, other than as would not be reasonably expected to have a materially adverse effect on the Purchaser’s ability to perform its obligations hereunder.

ARTICLE 6
TERMINATION

6.1               This Agreement shall automatically terminate upon the earliest to occur of (i) the Effective Time, (ii) the date upon which the Shareholder and the Purchaser mutually agree to terminate this Agreement, or (iii) the date on which the Arrangement Agreement is validly terminated in accordance with its terms; provided however, that upon occurrence of the Effective Time, Sections 6.1 and ARTICLE 8 shall survive.

ARTICLE 7
DISCLOSURE

7.1               The Shareholder (i) consents to the details of this Agreement being set out in the Company Circular and this Agreement being made publicly available, including by filing on SEDAR and EDGAR, as may be required pursuant to applicable securities laws or any Governmental Entity in connection with the Arrangement, and (ii) consents to and authorizes the publication and disclosure by the Company and the Purchaser of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that the Company or the Purchaser reasonably determines is required to be disclosed by applicable Law in any press release, or any other disclosure document in connection with the Arrangement and any transactions contemplated by the Arrangement Agreement. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Laws or by any Governmental Entity or in accordance with the requirements of any stock exchange, no party to this Agreement shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed.

ARTICLE 8
GENERAL

8.1               This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2               The Shareholder and the Purchaser shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

8.3               This Agreement shall not be assignable by any party without the prior written consent of the other parties. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.4               Time shall be of the essence of this Agreement.

8.5               Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by e-mail or similar means of recorded electronic communication:

(a)	if to the Purchaser:

B2Gold Corp.
Park Place
Suite 3400 – 666 Burrard Street
Vancouver, British Columbia V6C 2X8

Attention: Senior Vice President, Legal & Corporate Communications
Email: [Redacted: Personal Information]

with a copy (which shall not constitute notice) to:

Lawson Lundell LLP
1600 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Attention: Karen L. MacMillan
Email: [Redacted: Personal Information]

(b)	if to the Company:

Sabina Gold & Silver Corp.
#1800 – 555 Burrard Street
Bentall Two, Box 220
Vancouver, British Columbia V7X 1M7

Attention: Nicole Hoeller
Email: [Redacted: Personal Information]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
2600 – 595 Burrard St.
Vancouver, British Columbia V7X 1L3

Attention: Bob Wooder and Susan Tomaine
Email: [Redacted: Personal Information]

(c)	in the case of the Shareholder, to the address set forth on Schedule A attached hereto,

or to such other street address, individual or electronic communication number or address as may be designated by notice given by any party to the others. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the following Business Day if not given during such hours on any day.

8.6               This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement.

8.7               Each of the parties hereto agrees with the others that (i) money damages may not be a sufficient remedy for any breach of this Agreement by any of the parties, (ii) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement, and (iii) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party's obligations hereunder.

8.8               If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.9               This Agreement constitutes the entire agreement between the parties and supersedes all other prior agreements, understandings and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

8.10           The Shareholder confirms that it has had the opportunity to obtain independent legal advice regarding its rights, duties and obligations hereunder and the Shareholder has sought, or has willingly waived the right to seek independent legal advice regarding its respective rights, duties and obligations hereunder.

8.11           This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[Signature pages to follow]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

B2GOLD CORP.
By:

Name: Title:

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

[Shareholder]

SIGNED and DELIVERED in the presence of:	) ) ) )
	) ) ) ) )	[Witness]

SCHEDULE A

OWNERSHIP OF SUBJECT SHARES

Name and Address	Subject Shares beneficially owned	Registered Holder if different from beneficial owner	Total number of Subject Shares owned or controlled

OWNERSHIP OF COMPANY INCENTIVE SECURITIES

Name and Address	Company Options	Company PSUs	Company RSUs	Company SARs	Company DSUs